SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Gridsum Holding Inc.

(Name of Issuer)

Class B ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

398132100**

(CUSIP Number)

Cheung Siu Fai

Flat D, 10/F, Block 15

8 Sceneway Road

Sceneway Garden, Lam Tin

Hong Kong

(852) 2660 9108

With a copy to:

Gregory Wang

Reed Smith Richards Butler

20/F, Alexandra House

18 Chater Road, Central

Hong Kong

(852) 2507 9869

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the Issuer’s American depository shares (“ADSs”), each representing one Class B ordinary share, par value US$0.001 per share, of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398132100

1	NAME OF REPORTING PERSONS Hammer Capital China Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 3,491,998
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,491,998
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,491,998 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Number of shares is the number of Class B ordinary shares, par value US$0.001 per share (“Class B Ordinary Shares”), of Gridsum Holding Inc. (the “Issuer”) issuable upon the exercise of a warrant (the “Warrant”) held by Hammer Capital China Limited (“HCC”) based on the initial maximum purchase amount under the Warrant. In the event that certain conditions specified in the Warrant are satisfied, the initial maximum purchase amount under the Warrant will be increased pursuant to the terms of the Warrant. This number does not include 97,083 Class B Ordinary Shares underlying the Warrant that are not issuable due to a “beneficial ownership limitation” included in the Warrant, which provides that the Warrant is only exercisable to the extent that the holder, together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, would not beneficially own more than 19.9% of the outstanding Class B Ordinary Shares of the Issuer after giving effect to such exercise, except that upon not less than 61 day’s prior notice from the holder to the Issuer, the holder may waive the beneficial ownership limitation.

(2)	This percentage is calculated based on (i) 29,759,249 Class B Ordinary Shares of the Issuer outstanding as of March 31, 2019 (excluding 794,358 Class B Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 24, 2019, plus (ii) 3,491,998 Class B Ordinary Shares issuable upon the exercise of the Warrant.

CUSIP No. 398132100

1	NAME OF REPORTING PERSONS Cheung Siu Fai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 3,491,998
	8	SHARED VOTING POWER 3,125,000
	9	SOLE DISPOSITIVE POWER 3,491,998
	10	SHARED DISPOSITIVE POWER 3,125,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,616,998 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Number of shares is the number of Class B Ordinary Shares of the Issuer, which includes (i) 3,125,000 Class B Ordinary Shares held by Hammer Capital Private Investments Limited (“HCPI”), and (ii) 3,491,998 Class B Ordinary Shares issuable upon the exercise of the Warrant held by HCC based on the initial maximum purchase amount under the Warrant. In the event that certain conditions specified in the Warrant are satisfied, the initial maximum purchase amount under the Warrant will be increased pursuant to the terms of the Warrant. This number does not include 97,083 Class B Ordinary Shares underlying the Warrant that are not issuable due to a “beneficial ownership limitation” included in the Warrant, which provides that the Warrant is only exercisable to the extent that the holder, together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, would not beneficially own more than 19.9% of the outstanding Class B Ordinary Shares of the Issuer after giving effect to such exercise, except that upon not less than 61 day’s prior notice from the holder to the Issuer, the holder may waive the beneficial ownership limitation.

(2)	This percentage is calculated based on (i) 29,759,249 Class B Ordinary Shares of the Issuer outstanding as of March 31, 2019 (excluding 794,358 Class B Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 24, 2019, plus (ii) 3,491,998 Class B Ordinary Shares issuable upon the exercise of the Warrant.

This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of each of Hammer Capital China Limited (“HCC”) and Cheung Siu Fai (“Mr. Cheung”), with respect to the Class B ordinary shares, par value US$0.001 per share (“Class B Ordinary Shares”), of Gridsum Holding Inc., a Cayman Islands company (the “Issuer”). The Class B Ordinary Shares beneficially owned by HCC and Mr. Cheung were previously reported on a Schedule 13G jointly filed by Hammer Capital Private Investments Limited (“HCPI”), Mr. Cheung and Tsang Ling Kay Rodney on May 23, 2019, as amended by Amendment No. 1 to Schedule 13G jointly filed by HCPI, Mr. Tsang, HCC and Mr. Cheung on June 4, 2019. This Schedule 13D is being filed as a result of the events described in Item 4 below. As a result, HCC and Mr. Cheung cease filing joint statements on Schedule 13G with respect to the Issuer with HCPI and Mr. Tsang. HCPI and Mr. Tsang will continue to report their beneficial ownership separately on Schedule 13G so long as they are required and eligible to do so.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class B Ordinary Shares of the Issuer, a company organized under the laws of the Cayman Islands. The principal executive offices of the Issuer are located at South Wing, High Technology Building, No. 229 North 4th Ring Road, Haidian District, Beijing 100083, People’s Republic of China.

American depositary shares of the Issuer (“ADSs”), each representing one Class B Ordinary Share, are listed on the Nasdaq Global Select Market under the symbol “GSUM.”

Item 2.	Identify and Background.

This Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”, and each, a “Reporting Person”): (i) HCC, a company organized under the laws of the Hong Kong Special Administrative Region of China (“Hong Kong”); and (ii) Mr. Cheung, a citizen of Hong Kong. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1.

HCC is principally engaged in investments for Mr. Cheung’s account. The address of the principal business office of HCC is Room 1005, 10/F, Tower Two Lippo Centre, No. 89 Queensway, Hong Kong. Mr. Cheung is the sole director and ultimately the sole controlling shareholder of HCC. HCC has no executive officers.

Mr. Cheung is the sole director of HCC and HCPI, a company organized under the laws of Hong Kong with a principal business address at Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands. HCPI is principally engaged in private investments for the benefits of its shareholders. The residential address of Mr. Cheung is Flat D, 10/F, Block 15, 8 Sceneway Road, Sceneway Garden, Lam Tin, Hong Kong.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated herein by reference in its entirety.

It is anticipated that funding for the Proposed Transaction (as defined in Item 4) will be provided by a combination of debt and equity capital. Equity financing will be provided by the Consortium Members (as defined in Item 4) in the form of cash and rollover equity in the Issuer. Debt financing is expected to be provided by loans from third party financial institutions.

Pursuant to a share subscription agreement (the “Subscription Agreement”) dated February 28, 2019 between the Company and certain equity investment firms, including HCPI, HCPI made an aggregate investment of approximately US$10 million by subscribing for 3,125,000 Class B Ordinary Shares of the Issuer at a subscription price of US$3.20 per share. In connection with this investment, the Issuer entered into a registration rights agreement dated March 4, 2019 with the investors, including HCPI. The source of the funds used to purchase the 3,125,000 Class B Ordinary Shares held by HCPI was a loan borrowed from Hammer Capital Pan Asia Limited, an affiliate of HCPI and Mr. Cheung, after arm’s length negotiation.

In connection with and as part of the consideration for the extension of a working capital loan in the amount of RMB120 million (the “RMB Loan”) by Shenzhen Heimatianxia Investment Consultation Co., Ltd. (深圳黑马天下投资咨询有限公司), an indirectly wholly-owned subsidiary of HCC, to a consolidated affiliated entity of the Issuer, on May 30, 2019, the Issuer issued to HCC a warrant to purchase Class B Ordinary Shares of the Issuer (the “Warrant”). Under the Warrant, HCC may purchase Class B Ordinary Shares at the exercise price of US$4.0261 per share (the “Warrant Price”), for up to a total number of Class B Ordinary Shares representing the aggregate exercise price of US$14.45 million (the “Maximum Purchase Amount”). The Maximum Purchase Amount will be increased to US$17.34 million if the RMB Loan is not repaid in full by May 30, 2020, and further increased to US$21.68 million if the RMB Loan is not repaid in full by November 30, 2020. The Warrant is exercisable in whole or in part from time to time until May 30, 2022. In connection with the issuance of the Warrant, the Issuer entered into a registration rights agreement dated May 30, 2019 with HCC, under which HCC has the right to require the Issuer to file registration statements to cover the offer and sale of the Class B Ordinary Shares issuable upon exercise of the Warrant, as well as certain customary piggyback registration rights. The source of funds for the PRC Loan was a loan borrowed from Tianjin Feizhang Investment Center (Limited Partnership) (天津翡璋投资中心(有限合伙)), a third party private entity, after arm’s length negotiation.

The descriptions of the Subscription Agreement and the Warrant in this Item 3 are qualified in their entirety by reference to the complete text of the Subscription Agreement and the Warrant, which have been filed as Exhibit 99.2 and Exhibit 99.3, respectively, hereto, and which are incorporated herein by reference in their entirety.

Item 4.	Purpose of Transaction.

On July 15, 2019, Guosheng Qi, chairman of the board of directors of the Issuer (the “Board”) and the Chief Executive Officer of the Issuer, Guofa Yu, a director and the Chief Operating Officer of the Issuer, and their respective affiliated entities (collectively, the “Management”) and Beta Dynamic Limited (the “Initial Sponsor”), a company wholly-owned by Mr. Cheung, jointly submitted a preliminary non-binding proposal letter (the “Proposal”) to the Board, proposing to acquire the Issuer in a going private transaction (the “Proposed Transaction”) for US$3.80 in cash per ADS, or US$3.80 in cash per ordinary share.

On July 15, 2019, the Management and the Initial Sponsor (collectively, the “Consortium Members”) entered into a consortium agreement (the “Consortium Agreement”) pursuant to which the Consortium Members will form an acquisition company for the purpose of implementing the Proposed Transaction, and have agreed to work with each other exclusively in pursuing the Proposed Transaction.

Pursuant to the Consortium Agreement, the Consortium Members will cooperate and participate in (a) the evaluation of the Issuer, including conducting due diligence of the Issuer and its business, (b) discussions regarding the Proposal with the Issuer, and (c) the negotiation of the terms of definitive documentation in connection with the Proposed Transaction. The Consortium Agreement also requires the Consortium Members and their affiliates (including the Reporting Persons), for a period beginning on the date of the Consortium Agreement and ending on the earlier of (i) 9-month anniversary of the date of the Consortium Agreement and (ii) the termination of the Consortium Agreement upon the earlier to occur of (a) a written agreement among the Consortium Members to terminate the Consortium Agreement, and (b) the closing of the Proposed Transaction, not to (i) make a competing proposal that involves the direct or indirect acquisition of 10% or more of the Issuer’s ordinary shares, a sale of all or any significant amount of the assets of the Issuer, a restructuring or recapitalization of the Issuer, or some other transaction that could adversely affect, prevent or materially reduce the likelihood of the consummation of the Proposed Transaction with the Consortium Members or (ii) acquire or dispose of any shares, warrants, options or other securities which are convertible into or exercisable for shares in the Issuer.

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive agreement and other related agreements mutually acceptable in form and substance to the Issuer and the Consortium Members. Neither the Issuer nor any Consortium Member is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Issuer’s ADSs will be delisted from the Nasdaq Global Select Market and the Issuer’s obligation to file periodic reports under the Act would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board of the Issuer (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer becoming a privately held company.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Board; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s charter, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

The descriptions of the Proposal and the Consortium Agreement in this Item 4 are qualified in their entirety by reference to the complete text of the Proposal and the Consortium Agreement, which have been filed as Exhibit 99.4 and Exhibit 99.5, respectively, hereto, and which are incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of Issuer.

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Class B Ordinary Shares that are beneficially owned by each Reporting Person as of July 25, 2019.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Class B Ordinary Shares that are beneficially owned by each Reporting Person as of July 25, 2019 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Each of Mr. Cheung and Mr. Tsang owns 50% of the outstanding voting shares of HCPI. Therefore, the power to vote and dispose of 3,125,000 Class B Ordinary Shares held by HCPI are shared among HCPI and both Mr. Cheung and Mr. Tsang.

(c) Except as disclosed in Item 4 of this Schedule 13D, the Reporting Persons have not effected any transactions in the Class B Ordinary Shares or other securities of the Issuer during the past 60 days.

(d) Except as disclosed in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

The Reporting Persons may be deemed to be members of a “group” (within the meaning of Section 13(d)(3) of the Act) with the Management with respect to the matters described in Items 4 and 6 of this Schedule 13D. Each Reporting Person hereby disclaims beneficial ownership of the Class B Ordinary Shares beneficially owned by the Management. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class B Ordinary Shares of the Issuer that are beneficially owned by the Management or is a member of any group with the Management.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference in this Item 6.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

EXHIBIT 99.1	Joint Filing Agreement, dated July 25, 2019, by and between HCC and Mr. Cheung

EXHIBIT 99.2	Subscription Agreement dated February 28, 2019

EXHIBIT 99.3	Warrant dated May 30, 2019 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 3, 2019)

EXHIBIT 99.4	Proposal to the Board of the Issuer dated July 15, 2019

EXHIBIT 99.5	Consortium Agreement dated July 15, 2019

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2019

HAMMER CAPITAL CHINA LIMITED

By:	/s/ Cheung Siu Fai
Cheung Siu Fai
Director

Cheung Siu Fai

/s/ Cheung Siu Fai